TERYL RESOURCES CORP.

N E W S R E L E A S E

Teryl Resources Corp.
(the “Company”)

www.terylresources.com
TSX Venture Exchange: TRC.V
Pink Sheet Symbol: TRYLF
12g3-2(b) # 82-2026

TERYL RESOURCES CORP. RETAINS INVESTOR RELATIONS FIRM

For Immediate Release: February 26, 2003, Vancouver, BC – Teryl Resources Corp. (TSX Venture Exchange: TRC.V) has retained National Media Associates, of La Cañada, California, to act as our consultant for providing financial relations, media relations and public market development services. The main duties of the investor relations program are to introduce the Company to a resource oriented retail, brokerage and money manager community through programmed contacts, mailings, and management meetings. The fees for the services shall be computed at a monthly rate of US$5,000 and the company shall issue a corporate stock option to the consultant for 350,000 shares of Teryl Resources Corp. at $0.40 per share for a three-year term, subject to regulatory approval.

ABOUT NATIONAL MEDIA ASSOCIATES

National Media Associates, formed in 1991, specializes in market-development activities on behalf of Canadian and U.S. public companies and is headed by Mr. George Duggan, with the assistance of Mr. Michael Baybak, Vice President. Mr. Duggan holds a Bachelor of Arts degree from University of Texas and an MBA from University of California and has been a financial analyst for 15 years. Mr. Duggan’s specialty is institutional and financial media relations. Mr. Baybak holds a Bachelor of Arts degree from Columbia University and previously was a financial journalist for 15 years. Mr. Baybak has been in public relations for more than 20 years and specializes in financial market development activities. The Consultant is a firm located in the State of California, carrying on the business of providing financial relations, media relations and public market development services for emerging gold exploration companies.

ABOUT TERYL RESOURCES CORP.

Teryl Resources Corp. has four gold properties located in the Fairbanks, Alaska mining division. The Gil project is a joint venture (20% Teryl) with Kinross Gold. The Company’s holdings also include the Westridge Claims (100% owned), the Fish Creek Claims, 50% optioned from LinuxWizardry Systems, Inc. (OTCBB: LNXWF), and the Stepovich Claims, which Teryl has a 10% net profit interest from Kinross. Teryl Resources also has one joint venture silver prospect located in Northern BC Canada and an interest in diamond prospects in the Northwest Territories, Canada. For further information visit the Company’s website at www.terylresources.com

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson
President

Contact:	John Robertson
800-665-4616

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

Statements in this press release regarding Teryl’s business which are not historical facts are “forward-looking statements” that involve risks and uncertainties, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.

1103 - 11871 Horseshoe Way, Richmond, B.C. V7A 5H5
Phone: 604-278-5996 Fax: 604-278-3409 Toll Free: 800-665-4616 www.terylresources.com